FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of January, 2009
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐            No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐            No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Material Fact, dated January 30, 2009, regarding the completion of the acquisition by Banco Santander, S.A. of Sovereign Bancorp Inc.

Item 1
MATERIAL FACT
In connection with the acquisition by Banco Santander, S.A. (“Banco Santander”) of all the shares representing the common share capital of Sovereign Bancorp Inc. (“Sovereign”) which are not already owned by Banco Santander (the “Acquisition”), which Acquisition was announced on October 14, 2008 by means of a material fact (“hecho relevante”), and in connection with the capital increase approved by the extraordinary General Shareholder’s Meeting of Banco Santander held on January 26, 2009 and announced by means of a material fact on such date, Banco Santander informs that:
•	The acquisition of Sovereign has been completed today and, therefore, Sovereign is now a 100% subsidiary of Grupo Santander.

•
The acquisition involves the issuance of 0.3206 new ordinary shares of Banco Santander for each common share of Sovereign. To that effect, Banco Santander has declared effective the capital increase today. Thus, 161,546,320 new ordinary shares have been issued for a total amount (nominal plus share premium) of 1,302,063,339.20 euros. The unsubscribed amount of the capital increase has been cancelled.

•
Also today, the relevant deed of capital increase has been filed with the Cantabria Commercial Registry, the Spanish Securities Market Commission (“Comisión Nacional del Mercado de Valores”) has verified that all necessary requirements for admission to listing of the new ordinary shares have been fulfilled and the governing bodies (“Sociedades Rectoras”) of the Spanish stock exchanges have approved the admission to listing of the new ordinary shares.

•
Trading of the new ordinary shares on the Madrid, Barcelona, Valencia and Bilbao stock exchanges, through the Spanish Mercado Continuo, and on the London and Milan stock exchanges, will start on Monday, February 2, 2009.

Boadilla del Monte (Madrid), January 30, 2009

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: January 30, 2009	By:	/s/ José Antonio Álvarez

Name: José Antonio Álvarez
Title: Executive Vice President